CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

January 8, 2004

Trading Symbol: TSX-Ven.CDU

Newport to Commence Drilling at Franco Property, Mexico

Cardero Resource Corp. (the “Company”) is pleased to report, with Newport Exploration Ltd. (“Newport”), that drilling will begin January 15, 2004 on the Franco Project (“Franco”) in San Luis Potosi, Mexico.  Newport is earning a 50% interest in the Franco from Cardero, the Operator of the project.  Details of the agreement were announced by Newport on November 5, 2003.

The Franco Project covers an area of 983 Ha and is located in the State of San Luis Potosi, approximately 70 km southwest of the City of San Luis Potosi.  The property contains a zone of quartz-veining and stockwork which is at least 500 m wide and 1,100 m long, and open along strike, and contains strongly anomalous antimony values, weakly to strongly anomalous arsenic and mercury values, and anomalous gold and silver values up to 2.6 g/t and 42 g/t respectively.  The character of mineralization, the metals present, and the type of alteration that exist at Franco are consistent with the uppermost levels of a precious metal bearing, epithermal system.  The setting at Franco is similar to the Round Mountain deposit in Nevada (13 million contained ounces of gold), and the Delmar deposit of Idaho, where gold-silver mineralization is also associated with the felsic volcanic rocks and caldera development.  Consequently, Cardero and Newport believe that there is an excellent potential for the discovery of a bulk tonnage, precious metal deposit at Franco.

Franco is a drill-ready prospect and Newport’s 2004 Phase I drill program has been designed to test the grade of mineralization at depth with at least nine diamond drill holes with over 2000 m of drilling; provision has been made for an additional four holes (over 1000 m) to be drilled as part of this drill program.

Cardero is also pleased to announce that on December 18, 2003, it closed several property transactions including:  the Marcona Project, Peru (news release dated October 17, 2003, TSXV approval received November 28, 2004), shares issued total 150,000 common shares with a four month hold period to April 18, 2004; the Gachupines Property, Mexico (news release dated November 12, 2003, TSXV approval received November 17, 2003), shares issued total 5,000 common shares with a hold period to April 18, 2004; and the Coahuila Data Acquisition was approved by the TSXV on September 2, 2003, 20,000 common shares were issued in connection with this arrangement with a hold period to April 19, 2004.

Cardero Resource Corp. is a mineral exploration and development company listed on the TSX Venture Exchange.  The Company is actively evaluating silver, gold and copper projects that have the potential to contain world class, company building mineral deposits.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

"Henk Van Alphen," President

For further information contact:

Henk Van Alphen, President

              Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.